CETERA FINANCIAL SPECIALISTS LLC
(SEC I.D. No. 8-27082)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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	SEC FILE NUMBER
	8-27082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/17</u> AND ENDING <u>12/31/17</u>
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Financial Specialists LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Martingale Road
                    (No. and Street)

Schaumburg   IL   60173
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Paul Shelson   (320) 229-3191

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

555 W 5th Street, #2700   Los Angeles   California   90013
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to Cetera Financial Specialists LLC (the "Company") as of December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

LINDA D. FEDDEMA
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Notary Public

03/01/18

Signature Date

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
() (c) Statement of Income
() (d) Statement of Cash Flows
() (e) Statement of Changes in Member's Equity
() (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Statement of Financial Condition
() (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
() (h) Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
() (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( ) U) A Reconciliation, including appropriate explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not required)
( ) (k) A Reconciliation Between the audited and unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x) (1) An Oath or Affirmation
() (m) A Report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Financial Specialists LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Financial Specialists LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2016.

CETERA FINANCIAL SPECIALISTS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	5,105,580
Commissions receivable		6,378,780
Receivable from clearing broker		101,671
Other receivables		1,695,008
Other assets, net of allowance of $64,333		355,665
Total assets	$	13,636,704

LIABILITIES AND MEMBER'S EQUITY
LIABILITIES

Commissions payable	$	5,971,150
Accrued expenses and accounts payable		779,177
Deferred revenue		311,999
Other liabilities		95,493
Total liabilities		7,157,819

COMMITMENTS AND CONTINGENCIES (NOTE 9)

MEMBER'S EQUITY		6,478,885
Total liabilities and member's equity	$	13,636,704

The accompanying notes are an integral part of the statement of financial condition.

CETERA FINANCIAL SPECIALISTS LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017**

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Financial Specialists LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Specialists Services LLC ("Specialists Services") which is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). To conform financial information to certain company-wide and industry standards, the Company has reclassified amounts in the statement of financial condition that differ from the prior year presentation related to financial advisor incentive bonus accruals from other liabilities to commissions payable in the current year presentation.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Commissions Receivable and Payable

Commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts, accrued reimbursements and allowances from product sponsors and receivables from affiliates for related party transactions.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a settlement date basis, which is not materially different than trade date, and are stated at fair value. As of December 31, 2017, securities owned of $18,098 are included in other assets. See Note 4 for more information.

Other Assets

As of December 31, 2017, other assets include financial advisor advances of $179,083, net of allowances of $64,333. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file a federal income tax return. The Company's financial results are included in a consolidated tax return with Aretec. The Company recognizes income tax expense in its financial statements using the separate return method. As part of the Company's tax sharing agreement with Specialists Services, the Company does not separately record deferred income taxes in its statement of financial condition.

As of December 31, 2017, the Company determined that it had no uncertain tax positions that affected its financial position, and will continue to evaluate for uncertain tax positions in the future. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The Company expects to adopt the provisions of this guidance on January 1, 2019. The Company is currently evaluating the impact of this ASU on its financial statements and related disclosures.

NOTE 3 – PRIOR PERIOD RESTATEMENT

The statement of financial condition as of December 31, 2016, not presented herein, were restated to reflect the correction of errors related to incorrect commission system mapping of various rep fees to the general ledger. The corrections impacted the following lines in the 2016 statement of financial condition:

Statement of Financial Condition Impact	As Reported	Adjustment	As Restated
Other receivables	$ 1,899,993	$ 105,337	$ 2,005,330
Total assets	12,297,641	105,337	12,402,978
Commissions payable	4,058,707	267,628	4,326,335
Total liabilities	6,141,725	267,628	6,409,353
Member's equity	6,155,916	(162,291)	5,993,625

This error was not material to the previously issued statement of financial condition and therefore does not require a reissuance of the prior financial statement and related audit opinion.

NOTE 4 – FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2017, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1. Mutual funds and unit investment trusts are fair valued by management using net asset values and are primarily classified within Level 2. Corporate bonds, certificate of deposits and state and municipal government obligations are fair valued by management using third-party pricing services, and are also primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2017 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 3,254,849	$ -	$ -	$ 3,254,849
Securities owned - recorded in Other Assets:				
Mutual funds and unit investment trusts	-	18,098	-	18,098
Total securities owned	-	18,098	-	18,098
Total	$ 3,254,849	$ 18,098	$ -	$ 3,272,947

NOTE 5 – INCOME TAXES

The Company had no unsettled liability with Cetera Financial for income taxes as of December 31, 2017.

The Company believes that, as of December 31, 2017, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2017.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2014. The Company's state income tax returns are open to audit under the statute of limitations for 2013 to 2016.

NOTE 6 – EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2017 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 7 – RELATED PARTY TRANSACTIONS

Specialists Services allocates a portion of its general administrative expenses to the Company based on number of registered financial advisors. Such expenses include overhead services related to marketing and communication, IT, finance and administration, operations and risk management. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Specialists Services. As of December 31, 2017, outstanding payables to affiliates in connection with these services of $147,011 were included in accrued expenses and accounts payable.

NOTE 8 – OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the statement of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no pending matters that are reasonably possible for which the Company has determined it is not capable of providing a reasonable estimate of the losses.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2017, the Company complied with all such requirements.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2017, the Company had net capital of $2,926,088, which was $2,676,088 in excess of required net capital of $250,000.

NOTE 11 – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraphs k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated activity through the date the statement of financial condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the statement of financial condition.

* * * * * *